UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

MMTEC, INC.

(Translation of registrant’s name into English)

Room 2302, 23rd Floor

FWD Financial Center

308 Des Voeux Road Central

Sheung Wan, Hong Kong

Tel: +852 36908356

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Sale of Secured Promissory Note

As previously reported, on November 22, 2023, MMTEC, Inc. (the “Company”) entered into an Equity Acquisition Agreement (the “Purchase Agreement”) with Burgeon Capital Inc, a British Virgin Islands company (“BCI” and together with the Company, the “Sellers”), XChange TEC.INC (formerly known as “FLJ Group Limited”), a Cayman Islands company (the “Buyer” or “XChange”), and Alpha Mind Technology Limited, a British Virgin Islands company (“Target” or “Alpha Mind”). Pursuant to the Purchase Agreement, the Company sold all of its interests in Alpha Mind to Xchange for consideration of US$153,000,000.00 on December 28, 2023, which was paid in the form of a Secured Promissory Note made by Xchange in favor of the Company (the “Note”). On April 26, 2024, the Company entered into a “Share Transfer Commitment Letter for Secured Promissory Note” with Xchange (the “Commitment Letter”). Pursuant to the Commitment Letter, Xchange reaffirmed its promise to pay the principal sum of US$153,000,000.00 under the Note, together with interest on the unpaid note on or prior to June 30, 2024. As of the date of this report, a total of US$153,738,529.00 in unpaid principal and accrued and unpaid interest remains outstanding under the Note (the “Outstanding Amount”).

On April 23, 2025, the Company entered into an agreement (the “Note Purchase Agreement”) with Infinity Asset Solutions Ltd., a company incorporated under the laws of the British Virgin Islands (“Infinity”) pursuant to which, in consideration of Infinity’s payment of US$5,000,000.00 in immediately available funds, the Company agreed to sell, transfer and assign to Infinity, and Infinity agreed to purchase all of Seller’s rights, title and interest in and to a portion of the Note representing US$51,988,242.00 of the Outstanding Amount, of which the unpaid principal is US$50,000,000.00 and unpaid interest is US$1,988,242.00. After giving effect to the Note Purchase Agreement, the Company still holds US$101,750,287.00 of the Outstanding Amount.

The foregoing description is qualified in its entirety by reference to the full text of the Note Purchase Agreement, a copy of each of which is filed as Exhibit 10.9 hereto and is incorporated herein by reference.

Financial Statements and Exhibits

Exhibits.

Exhibit No.	Description
10.9	Note Purchase Agreement dated April 23, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMTEC, INC.

By:	/s/ Min Kong
Min Kong
Chief Financial Officer

Date: April 23, 2025

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